Exhibit 99.2

Immatics Announces Third Quarter 2022

Financial Results and Business Update

•

Interim clinical update on ACTengine® IMA203 TCR-T monotherapy targeting PRAME demonstrated high confirmed objective response rate (cORR) of 50% (6/12) at or above target dose across Phase 1a and Phase 1b; confirmed responses seen across different solid tumor types: cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma

•

First patient treated with IMA203CD8, a 2nd generation ACTengine® TCR-T monotherapy product candidate targeting PRAME in Phase 1b expansion cohort C; patient treatment ongoing in all three Phase 1b expansion cohorts

•

Next-generation TCR Bispecific, TCER® IMA402 targeting PRAME showed high anti-tumor activity in vivo, low T cell engager-associated toxicities and favorable pharmacodynamic characteristics in preclinical studies; Phase 1/2 clinical trial on track to start in 2023

•	Joint publication with University of Pennsylvania in Science Translational Medicine on Immatics’ novel proprietary target COL6A3 exon 6

•	$110 million underwritten offering of 10,905,000 ordinary shares successfully completed on Oct 12, 2022

•

Cash and cash equivalents as well as other financial assets of $301.5 million[1] (€309.3 million) as of September 30, 2022. Additional cash from the recent public offering in October 2022 funds company operations into 2025

Tuebingen, Germany and Houston, Texas, November 17, 2022 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended September 30, 2022.

“The initial results from our Phase 1a and Phase 1b cohort A showed a highly encouraging confirmed objective response rate of 50% for patients treated at or above target dose. Early data from cohort A alone have shown a confirmed objective response rate of 80%. With these encouraging results, we have built momentum for our multi-cohort strategy designed to leverage the full clinical potential of targeting PRAME,” commented Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “We look forward to sharing the next data readouts from all three Phase 1b expansion cohorts in 2023, as well as initiating the Phase 1/2 clinical trial of our TCR Bispecific candidate, TCER® IMA402, targeting PRAME. With the recent addition of new capital, we have the resources to deliver on our corporate objectives for 2023 and to fund operations into 2025.”

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Third Quarter 2022 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

ACTengine® IMA203 (PRAME) – In October, Immatics provided an interim update from the ongoing IMA203 TCR-T monotherapy. The update covered data from 27 patients in the completed Phase 1a dose escalation and first 5 patients in the Phase 1b dose expansion (cohort A) treated with IMA203 monotherapy.

•	Treatment with IMA203 continues to show manageable tolerability.

•

Confirmed objective response rate (cORR): 50% (6/12) at target dose or above with at least 1 billion infused TCR-T cells across Phase 1a and 1b; thereof 80% cORR (4/5) in Phase 1b patients alone with all responses ongoing at data cut-off.

•	Confirmed responses observed across different solid tumor types: cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma.

•

Immatics has introduced improvements that may influence clinical outcomes, including higher cell doses, optimizing the cell product through manufacturing enhancements and working with disease area experts to gradually reduce the patient fraction that are very heavily pre-treated with extreme tumor burden. Immatics continues to implement such improvements to the IMA203 trial.

•	ACTengine® IMA203 is currently being evaluated in three ongoing Phase 1b dose expansion cohorts:

•

Cohort A - IMA203 monotherapy interim analysis demonstrated cORR in 4 of 5 patients (80%) with early signs of prolonged durability at 12 weeks of follow-up. All responses were ongoing at data cut-off. Patients are treated at provisional recommended phase 2 dose (RP2D) and dose level (DL) 5.

•

Cohort B – The first patient in the Phase 1b expansion cohort B was treated with IMA203 in combination with the PD-1 immune checkpoint inhibitor nivolumab in May 2022. Patients will be treated at RP2D.

•

Cohort C – The first patient was treated in August 2022 with IMA203CD8, Immatics’ 2nd -generation monotherapy product candidate in which IMA203 engineered T cells are co-transduced with a CD8αß co-receptor that engages functional CD4 and CD8 T cells directed against PRAME. As IMA203CD8 is a novel product candidate under a new IND[2] amendment, a staggered enrollment is being implemented with the first three patients being treated at DL3. Following the initial DL3, patients will be treated at DL4 and DL5.

•	Further data read-outs on all three individual cohorts are planned throughout 2023.

2) IND = Investigational New Drug

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•

ACTengine® IMA204 (COL6A3 exon 6) – Immatics and the University of Pennsylvania co-authored a research paper published in the peer-reviewed journal, Science Translational Medicine, that highlighted Immatics’ differentiated approach to develop TCR-based therapies through its proprietary discovery platforms, XPRESIDENT® and XCEPTOR®. With this approach, Immatics identified a novel proprietary HLA-A*02:01-presented target generated by a tumor-specific alternative splicing event in the abundantly expressed protein collagen type VI alpha-3 (COL6A3). This target is expressed at high target density across multiple solid cancer indications and specific to the tumor stroma. Targeting tumor stroma provides an innovative therapeutic opportunity to disrupt the tumor microenvironment. Immatics has engineered target-specific, affinity-enhanced proprietary TCRs, one of them being CD8-independent and thus facilitating targeting of COL6A3 exon 6 positive cells by both CD4 and CD8 T cells. The TCR-T candidate, IMA204 was able to eliminate tumor cells at physiological target levels in in vitro studies and in vivo mouse models. Due to Immatics focusing its clinical resources on the three IMA203 Phase 1b cohorts as well as accelerating the clinical development for the PRAME TCER® IMA402, the company has delayed the IND submission for an ACTengine® candidate directed against COL6A3 exon 6.

TCR Bispecifics Programs

•	TCER® IMA401 (MAGEA4/8) – IMA401 is being developed in collaboration with Bristol Myers Squibb; 9 centers in Germany have been activated and are enrolling patients.

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TCER® IMA402 (PRAME) – In preclinical data presented at the European Society for Medical Oncology (ESMO) Congress in September 2022, TCER® IMA402 showed potent and selective activity against PRAME-positive tumor cell lines in vitro. In vivo studies in mice demonstrated dose-dependent anti-tumor activity confirming that sufficiently high drug doses are key to achieving the desired anti-tumor effects over a prolonged time period. Pharmacokinetic characteristics of the half-life extended IMA402 suggest the potential for a favorable dosing regimen in patients with prolonged drug exposure at therapeutic levels. Immatics has completed the manufacturing process development for IMA402, and manufacturing of the clinical batch is on track for 2H 2022 with a planned start of the Phase 1/2 trial in 2023. The submission of the CTA/IND[3] application is planned for 2Q 2023.

•	3) Clinical Trial Application (CTA) is the equivalent of an Investigational New Drug (IND) application in Europe

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TCER® Platform – In November, Immatics presented preclinical data of its next-generation, half-life extended TCR Bispecific format which showed higher potency in vitro than multiple other established formats, at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC). The

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proprietary TCER® format consists of three distinct elements designed for optimal efficacy and minimal toxicity risk in patients: 1) high affinity TCR domains targeting tumor-specific peptide HLA molecules 2) low affinity T cell recruiter against CD3/TCR, and 3) a human IgG Fc region (silenced) for half-life extension, favorable stability and manufacturability. The poster can be accessed on Immatics’ website here.

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PRAME Target (IMA203, IMA402) – In November, Immatics presented comprehensive target characterization and validation data at the SITC Annual Meeting. The data support PRAME as a highly relevant target for Immatics’ TCR-based therapies, ACTengine® IMA203 and TCER® IMA402. These therapies have the potential to address a wide variety of cancer indications such as cutaneous melanoma, ovarian cancer, uterine cancer, non-small cell lung cancer, triple-negative breast cancer, head and neck cancer and uveal melanoma, among others. The poster can be accessed on Immatics’ website here.

Corporate Developments

In October 2022, Immatics successfully completed the underwritten public offering of 10,905,000 ordinary shares at a price of $10.09 per ordinary share, raising approximately $110 million before deducting underwriting discount and offering expenses. The offering included participation from investors including Armistice Capital Master Fund Ltd., Dellora Investments, EcoR1 Capital, Nantahala Capital, Perceptive Advisors, Rock Springs Capital, RTW Investments, LP, Samsara BioCapital, SilverArc Capital, Sofinnova Investments, Wellington Management, 683 Capital and other specialist biotech investors.

On October 24, 2022, GSK provided Immatics with notice of its decision to terminate their collaboration. Initially announced on February 20, 2020, the terms of the agreement included a €45 Million (~$50 Million) upfront payment to Immatics and the potential for additional milestone and royalty payments in return for access to two of Immatics’ TCR-T programs. As communicated to Immatics, GSK’s decision was made unrelated to the programs and the progress achieved in the collaboration to date. The termination will be effective on December 26, 2022.

Third Quarter 2022 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €309.3 million ($301.5 million1) as of September 30, 2022 compared to €324.4 million ($316.2 million1) as of June 30, 2022. The decrease is mainly due to our ongoing research and development activities. This does not include $110 million gross proceeds from our public offering in October 2022. Adding those proceeds, the Company projects a cash runway into 2025.

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Revenue: Total revenue, consisting of revenue from collaboration agreements, was €15.1 million ($14.7 million1) for the three months ended September 30, 2022, compared to €6.4 million ($6.2 million1) for the three months ended September 30, 2021. The increase is mainly related to the increased recognition of revenue for the multiple ongoing collaboration agreements.

Research and Development Expenses: R&D expenses were €28.6 million ($27.9 million1) for the three months ended September 30, 2022, compared to €21.2 million ($20.7 million1) for the three months ended September 30, 2021. The increase is mainly related to increased expenses for clinical trials.

General and Administrative Expenses: G&A expenses were €8.4 million ($8.2 million1) for the three months ended September 30, 2022, compared to €8.3 million ($8.1 million1) for the three months ended September 30, 2021.

Net Income/Loss: Net loss was €20.9 million ($20.4 million1) for the three months ended September 30, 2022, compared to a net loss of €27.2 million ($26.5 million1) for the three months ended September 30, 2021. The decrease was primarily the result of the increased revenue from multiple collaboration agreements.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of September 30, 2022 (1 EUR = 0.9748 USD).

To see the full list of events and presentations, visit https://investors.immatics.com/events-presentations

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

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For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Eva Mulder
Trophic Communications
Phone: +49 89 2070 89831 or +31 6 52 33 1579 immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	September 30, 2022	December 31, 2021

	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	178,047	132,994
Other financial assets	131,287	12,123
Accounts receivable	1,139	682
Other current assets	11,838	6,408

Total current assets	322,311	152,207
Non-current assets
Property, plant and equipment	11,737	10,506
Intangible assets	1,542	1,315
Right-of-use assets	14,688	9,982
Other non-current assets	4,015	636

Total non-current assets	31,982	22,439

Total assets	354,293	174,646

Liabilities and shareholders’ equity
Current liabilities
Provisions	4,372	51
Accounts payable	12,828	11,624
Deferred revenue	80,150	50,402
Other financial liabilities	19,982	27,859
Lease liabilities	2,424	2,711
Other current liabilities	4,366	2,501

Total current liabilities	124,122	95,148
Non-current liabilities
Deferred revenue	103,215	48,225
Lease liabilities	13,857	7,142
Other non-current liabilities	55	68

Total non-current liabilities	117,127	55,435
Shareholders’ equity
Share capital	657	629
Share premium	602,272	565,192
Accumulated deficit	(487,067)	(537,813)
Other reserves	(2,818)	(3,945)

Total shareholders’ equity	113,044	24,063

Total liabilities and shareholders’ equity	354,293	174,646

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Unaudited Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	15,060	6,443	135,183	19,036
Research and development expenses	(28,572)	(21,225)	(78,933)	(64,613)
General and administrative expenses	(8,422)	(8,266)	(26,383)	(24,968)
Other income	9	47	42	311

Operating result	(21,925)	(23,001)	29,909	(70,234)
Financial income	7,839	1,421	16,613	4,474
Financial expenses	(426)	(171)	(1,950)	(1,400)
Change in fair value of warrant liabilities	(5,865)	(5,452)	7,877	(9,388)

Financial result	1,548	(4,202)	22,540	(6,314)

Profit/(loss) before taxes	(20,377)	(27,203)	52,449	(76,548)
Taxes on income	(558)	—	(1,703)	—
Net profit/(loss)	(20,935)	(27,203)	50,746	(76,548)

Net profit/(loss) per share:
Basic	(0.32)	(0.43)	0.79	(1.22)
Diluted	(0.32)	(0.43)	0.78	(1.22)
Weighted average shares outstanding:
Basic	65,634,347	62,911,465	64,508,091	62,909,797
Diluted	65,634,347	62,911,465	65,239,279	62,909,797

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Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(Euros in thousands)		(Euros in thousands)
Net profit/(loss)	(20,935)	(27,203)	50,746	(76,548)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations	(211)	1,252	1,127	2,576

Total comprehensive income/(loss) for the period	(21,146)	(25,951)	51,873	(73,972)

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2022	2021

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	50,746	(76,548)
Adjustments for:
Interest income	(606)	(102)
Depreciation and amortization	5,218	3,967
Interest expense	748	213
Equity settled share-based payment	16,725	21,671
Net foreign exchange differences	(11,974)	(3,905)
Change in fair value of warrant liabilities	(7,877)	9,388
Changes in:
(Increase)/decrease in accounts receivable	(457)	525
(Increase) in other assets	(6,523)	(390)
Increase/(decrease) in accounts payable and other liabilities	85,888	(14,233)
Interest received	213	144
Interest paid	(521)	(213)

Net cash provided by/(used in) operating activities	131,580	(59,483)

Cash flows from investing activities
Payments for property, plant and equipment	(3,390)	(3,277)
Cash paid for investments classified in Other financial assets	(128,726)	(11,362)
Cash received from maturity of investments classified in Other financial assets	12,695	24,447
Payments for intangible assets	(220)	(487)
Proceeds from disposal of property, plant and equipment	52	—

Net cash (used in)/provided by investing activities	(119,588)	9,321

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	21,009	75
Transaction costs deducted from equity	(626)	—
Payments for leases	(2,162)	(2,102)

Net cash provided by/(used in) financing activities	18,221	(2,027)

Net increase/(decrease) in cash and cash equivalents	30,213	(52,189)

Cash and cash equivalents at beginning of period	132,994	207,530

Effects of exchange rate changes on cash and cash equivalents	14,840	5,953

Cash and cash equivalents at end of period	178,047	161,294

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income	—	—	—	2,576	2,576
Net loss	—	—	(76,548)	—	(76,548)
Comprehensive income/(loss) for the year	—	—	(76,548)	2,576	(73,972)
Equity-settled share-based compensation	—	21,671	—	—	21,671
Share options exercised	—	75	—	—	75

Balance as of September 30, 2021	629	560,441	(521,026)	(4,883)	35,161

Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	1,127	1,127
Net profit	—	—	50,746	—	50,746
Comprehensive income for the year	—	—	50,746	1,127	51,873
Equity-settled share-based compensation	—	16,725	—	—	16,725
Share options exercised	—	202	—	—	202
Issue of share capital – net of transaction costs	28	20,153	—	—	20,181

Balance as of September 30, 2022	657	602,272	(487,067)	(2,818)	113,044

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